January 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FGI Industries Ltd.
Registration Statement on Form S-1
File No. 333-259457

Acceleration Request
Requested Date:	January 24, 2022
Requested Time:	4:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of FGI Industries Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time (US), on January 24, 2022, or at such later time as the Company or its outside counsel, Faegre Drinker Biddle & Reath LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed approximately 400 copies of the Preliminary Prospectus dated January 14, 2022 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned, as representative of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ Jamil Aboumeri
Name:	Jamil Aboumeri
Title:	Managing Director